Exhibit 99.1

PRESS RELEASE – November 14, 2013

All amounts expressed in US dollars unless otherwise indicated.

Barrick Completes Previously Announced Equity Offering,

Announces Redemption of Notes and Continuation of Debt Tender Offer

TORONTO — Barrick Gold Corporation (NYSE: ABX, TSX: ABX) (Barrick or the “company”) announced today that it has completed its previously announced bought deal equity offering of 163.5 million common shares at a price of $18.35 per common share for net proceeds of approximately $2.9 billion. As a result of the completion of this offering, Barrick’s common shares outstanding have increased to approximately 1.16 billion. The underwriting syndicate was led by RBC Capital Markets, Barclays and GMP Securities L.P.

Barrick intends to use the net proceeds of the offering to strengthen its balance sheet and improve the long-term liquidity position of the company by using approximately $2.6 billion of the net proceeds to redeem or repurchase outstanding debt of, or guaranteed by, Barrick, with such redemptions and repurchases focused on debt maturing in the short and medium term.

Specifically, Barrick intends to use approximately $1.1 billion of the net proceeds of the offering to redeem the outstanding $700 million aggregate principal amount of 1.75% notes due 2014 issued by Barrick, together with the $350 million aggregate principal amount of 4.875% notes due 2014 issued by Barrick Gold Finance Company and guaranteed by Barrick (collectively, the “Notes”). The Notes will be redeemed on December 16, 2013 in accordance with their terms.

Barrick will also use approximately $1.5 billion of the net proceeds of the offering to purchase other notes pursuant to its tender offer announced on October 31, 2013. The financing condition as more fully described in the Offer to Purchase document pertaining to the tender offer has now been met.

The balance of the net proceeds will be used by Barrick to further strengthen its balance sheet, which could include further debt reductions and for general corporate purposes, including ongoing operating and capital expenditures relating to Barrick’s existing portfolio of mines.

A copy of the prospectus may be obtained by visiting EDGAR on the SEC website at www.sec.gov, or by contacting RBC Capital Markets toll-free at 877-822-4089, Barclays toll-free at 888-603-5847, or GMP Securities L.P. toll-free at 888-301-3244.

INVESTOR CONTACT: Amy Schwalm Vice President, Investor Relations Telephone: +1 416 307-7422 Email: aschwalm@barrick.com	MEDIA CONTACT: Andy Lloyd Vice President, Communications Telephone: +1 416 307-7414 Email: alloyd@barrick.com

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CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to our strategy, projects, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “intend”, “expect”, “will”, “anticipate”, “may”, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the company does or may carry on business in the future; the fact that management has broad discretion to vary the use of the proceeds of the offering including as a result of the occurrence of any of the factors listed herein; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit rating; the impact of inflation; fluctuations in the currency markets; operating or technical difficulties in connection with mining or development activities; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties, particularly title to undeveloped properties; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; litigation; business opportunities that may be presented to, or pursued by, the company; our ability to successfully integrate acquisitions or complete divestitures; employee relations; availability and increased costs associated with mining inputs and labor; and the organization of our African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold/copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the company. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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